December 20, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Attn: Securities and Exchange Commission

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	BAO HOLDING LIMITED
DRAFT REGISTRATION STATEMENT ON FORM F-1

Ladies and Gentlemen:

On behalf of our client, BAO Holding Limited (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. The Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A ordinary shares as listed in more details in the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at 917-848-6325 or email me at dmocasio@srfc.law.

Yours sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio
Partner
Sichenzia Ross Ference Carmel LLP